UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-04721

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPRINT NEXTEL CORPORATION

2001 EDMUND HALLEY DRIVE

RESTON, VA 20191

Explanatory Note

Effective May 17, 2006, Sprint Nextel Corporation (“Sprint Nextel”) spun off its local communications business, Embarq Corporation (“Embarq”), to its shareholders. In conjunction with the spin-off, the sponsor of the Sprint Retirement Savings Plan for Bargaining Unit Employees (the “Plan”) changed from Sprint Nextel to Embarq. In addition, the name of the Plan was changed to the Embarq Retirement Savings Plan for Bargaining Unit Employees. The headquarters of Embarq are located at 5454 West 110th Street, Overland Park, Kansas 66211. This Annual Report on Form 11-K is signed by a member of Sprint Nextel’s Employee Benefits Committee since the report covers the fiscal year ended December 31, 2005, during which the Sprint Nextel Employee Benefits Committee served as administrator of the Plan. The name used in the report is the name of the Plan during the period covered by the report.

Following amendment of the Plan effective January 1, 2006, Sprint Nextel common stock was no longer offered as an investment alternative for additional participant contributions or exchanges. Following the spin-off, Embarq common stock is not offered as an investment alternative for additional participant contributions or exchanges.

SPRINT RETIREMENT SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

2005 ANNUAL REPORT

WITH

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

SPRINT RETIREMENT SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee and Plan Participants

The Sprint Retirement Savings Plan for Bargaining Unit Employees:

We have audited the accompanying statements of net assets available for benefits of the Sprint Retirement Savings Plan for Bargaining Unit Employees (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/S/ KPMG LLP
KPMG LLP

Kansas City, Missouri

June 26, 2006

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Sprint Nextel Corporation

We have audited the accompanying statement of changes in net assets available for benefits of the Sprint Retirement Savings Plan for Bargaining Unit Employees (the Plan) for the year ended December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the changes in the Plan’s net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/S/ ERNST & YOUNG LLP
Ernst & Young LLP

Kansas City, Missouri

June 11, 2004

SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Thousands of Dollars)

	As of December 31:
	2005	2004
PLAN ASSETS

Investments at Fair Value	$274,581	$313,800

Receivables:
Unsettled securities sales	302	—
Employer and participant contributions	218	2
Other receivables	48	26
Accrued interest and dividend income	8	5

Total assets	275,157	313,833

PLAN LIABILITIES

Transfers payable	271	—
Other payables	41	43

Total liabilities	312	43

Net assets available for benefits	$274,845	$313,790

See Notes to Financial Statements.

SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(Thousands of Dollars)

	For the Year Ended December 31:
	2005	2004	2003
Investment Income:
Interest on loans	$541	$553	$663
Dividends and investment interest	6,315	4,977	3,235
Net appreciation (depreciation) in the fair value of investments	(30,959)	74,081	33,453

Net investment income (loss)	(24,103)	79,611	37,351

Contributions—employer	4,108	4,806	6,659
Contributions—participants	11,390	12,167	12,212
Administrative fees	(9)	(6)	(5)
Benefits paid to participants (withdrawals)	(30,156)	(20,481)	(13,748)
Inter-plan fund transfers (net)	(175)	(938)	106

Net increase (decrease)	(38,945)	75,159	42,575

Net Assets Available for Benefits:
Beginning of year	313,790	238,631	196,056

End of year	$274,845	$313,790	$238,631

See Notes to Financial Statements.

SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. DESCRIPTION OF THE PLAN

The following brief description of the Sprint Retirement Savings Plan for Bargaining Unit Employees (“the Plan”) provides only general information. For more complete information participants should refer to the Plan document and the Summary Plan Description, which can be obtained by calling the Employee Solutions Network at 800-697-6000.

General

On August 12, 2005, the Plan sponsor, Sprint Corporation, merged with Nextel Communications, Inc. (“Nextel”). As a result of the merger, Nextel became a subsidiary of Sprint Corporation, which changed its name to Sprint Nextel Corporation (“Sprint Nextel” or the “Company”).

The Plan is a defined contribution plan originally established by Sprint Nextel and adopted by a number of its subsidiaries that provide local telecommunications services. The Plan is a qualified cash or deferred arrangement as defined in section 401(k) of the Internal Revenue Code (“Code”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Participation in the Plan is voluntary. Individuals who are employed by one of the Company’s adopting subsidiaries and who are represented by a collective bargaining unit that has negotiated for benefits under the Plan are eligible to participate upon date of hire. Employees of the Company or one of its subsidiaries who are not eligible to participate in the Plan may be eligible to participate in one of the other similar plans established by the Company.

Contributions

Participants may contribute a portion of their salary or wages to a pre-tax account up to the maximum amount designated in their collective bargaining agreement under which they are covered. This amount is referred to as the basic contribution. Federal income taxes are deferred on the amount contributed to the pre-tax accounts until the funds are withdrawn from the Plan. Pre-tax participant contributions may not exceed annual limitations defined in the Code of $14,000 for the 2005 plan year, $13,000 for the 2004 plan year and $12,000 for the 2003 plan year. The amount that may be contributed by participants who meet the definition of a highly compensated employee as defined in the Code is periodically recalculated in order to maintain compliance with the nondiscrimination provisions of the Code. Previously, certain participants were allowed to make after-tax contributions when so provided. Currently, contributions are allowed to only the pre-tax account. Subject to certain limitations and restrictions, the Plan permits participants to make rollover contributions from other plans qualified under Section 401 of the Code.

The Company makes a matching contribution to the Plan in an amount which, together with forfeitures of the Company contribution due to individual participants not meeting the vesting guidelines (see the section below titled ‘Vesting’), equals the total Company contribution as required under the applicable collective bargaining agreements. Contributions are made in Sprint Nextel common stock with a market value equal to the Company contribution requirement.

In February 2004, Sprint Corporation’s board of directors decided to recombine the FON and PCS tracking stocks and return to a single common stock. As a result, on April 23, 2004, each share of PCS stock automatically converted to 0.50 shares of FON stock. Concurrently, the Sprint FON Stock Fund and the Sprint PCS Stock Fund were combined. Since that date, Company contributions are made only in Sprint Nextel common stock to the Company Stock Fund.

SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

Prior to the recombination of FON and PCS common stock effective April 23, 2004, allocation of the Company matching contribution between FON and PCS shares was subject to change quarterly based on the relative market capitalization of FON and PCS common stocks. From January 1 to April 23, 2004, the Company matching contribution was invested 74% in FON stock and 26% in PCS stock. During the 2003 plan year, the Company matching contribution invested in FON stock ranged from 69% to 81% and the Company matching contribution invested in PCS stock ranged from 31% to 19%.

If so provided in the applicable collective bargaining agreement, the Plan provides that the Company may make an optional additional Company contribution. The amount of this additional contribution, if any, is based on a comparison of the performance of the Company’s common stocks with the performance of the Dow Jones Total Market Telecom Index.

Participants may choose to receive annual taxable dividend payments on vested applicable Company matching contributions and pre-2002 employee contributions to the Company Stock Fund.

In 2002, catch-up contributions were made available to collective bargaining units that negotiated for this benefit. To be eligible to make catch-up contributions, a participant must be age 50 by the end of the applicable plan year and must contribute the maximum elective contribution for that plan year. The pre-tax catch-up contribution limit was $4,000 for the 2005 plan year, $3,000 for the 2004 plan year and $2,000 for the 2003 plan year.

Investment Funds

Participants may direct their contributions into any of 29 actively or passively invested funds, which include a Money Market Fund, four Fixed Income funds, an Emerging Market Debt Fund, three Small Capitalization stock funds, two Mid-capitalization stock funds, three Large Capitalization Growth Stock funds, two Large Capitalization Value Stock funds, a Large Capitalization Blended stock fund, five International and Emerging Market stock funds, an S&P 500 Index fund, the Company Stock fund, and five pre-mixed portfolio investment options. The pre-mixed portfolios range from the Conservative Growth Portfolio with an 80%/20% mix of bonds/stocks to the Aggressive Growth Portfolio with 100% stocks.

Participants may, at their discretion, alter the array of funds in which their payroll contributions are invested. Participants may also execute a transfer of funds on any day the New York Stock Exchange is open. Daily fund exchanges in the Company stock fund are limited to participant contributions and the diversification provisions for Company matching contributions described below if so provided in the applicable collective bargaining agreement.

Other limitations on transfers between funds apply in certain circumstances.

Certain collective bargaining units have negotiated for the diversification of Company matching contributions. Effective January 1, 2004, participants represented by those collective bargaining units may diversify their Company matching contributions as follows:

•	For Company matching contributions made prior to January 1, 2004, 20% of the Company matching contributions balance may be diversified and transferred each year to other investment options in the Plan.

•	Company matching contributions made on or after January 1, 2004, may be diversified beginning on the last day of the third year after the year the contributions are made. For example, Company matching contributions made in 2004 may be diversified beginning on December 31, 2007.

SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

In addition, effective January 1, 2004, all employees age 55 or older may choose to fully diversify all Company matching contributions once each year. The previous age requirement was 60.

Concentration of Risk

At December 31, 2005 and December 31, 2004, a portion of the Plan’s assets were in shares of Sprint Nextel common stock. The value of this common stock is subject to fluctuations related to corporate, industry, economic and market factors. At year-end 2005 and 2004, Sprint Nextel common stock closed at $23.36 per share and $24.85 per share, respectively.

The Plan’s other investment options include a variety of stocks, bonds, mutual funds, and other securities. Investment securities subject participants to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could adversely affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Vesting

Participants are 100% vested in their participant contribution account balances at all times.

The vesting of Company matching contributions is based on a graded vesting schedule which is: 20% vested after two years of service, 40% vested after three years of service, 60% vested after four years of service and 100% vested after five years of continuous service with the Company. If a participant’s employment with the Company terminates, the participant has unvested amounts in the Plan and the participant is rehired by the Company as an employee within five years from the termination date, that participant can return to the same point in the vesting schedule as at the time of employment termination if the participant maintained their account balance in the Plan the entire time they were not employed by the Company. Also, if a participant left the Company while participating in the Plan, received a distribution of their vested amount which was less than the full amount, and is rehired, any Company matching contributions the participant forfeited will be restored if the participant repays to their account in the Plan the full amount of their previous distribution no later than five years after the date the distribution was made.

Earlier vesting may occur if, while an employee of the Company, a participant (1) attains age 65, (2) incurs a permanent and total disability, or (3) dies.

Withdrawing participants who do not meet these vesting guidelines forfeit the non-vested portion of the Company contribution. At December 31, 2005, 2004 and 2003, forfeited non-vested accounts totaled $567,000, $186,000 and $82,000, respectively. These forfeited accounts can be used to reinstate forfeited balances for rehired employees and to pay reasonable and approved Plan expenses, including to reduce future Company contribution requirements. In 2005, 2004 and 2003, forfeited non-vested amounts of $0, $0 and $105,000, respectively, were used to reduce Company contributions.

Withdrawals

Participants may withdraw the vested value of their account when they retire, terminate employment with the Company, reach age 59 1/2, meet “hardship” requirements defined in the Code, or become permanently and totally disabled. In-service withdrawals may also be made from the after-tax portion of their account and the vested portion of their Company contribution account that has been held by the Plan for two full calendar years following the year of contribution. These withdrawals may not be made more often than twice per year. The minimum in-service withdrawal is the lesser of $1,000 or 50% of the maximum amount that may be withdrawn.

SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

Participant Loans

Participants may borrow up to the lesser of (1) one-half of the total value of their vested account balance, (2) $50,000 reduced by the highest outstanding balance of the participant’s loan from the Plan during the one year period ending on the date the loan is made, or (3) the total value of their pre-tax account. The minimum loan is $1,000.

Participants may have no more than two loans outstanding from the Plan at a time. Amounts borrowed by participants must be repaid within 5 years and no sooner than 6 months. In the event that the proceeds of the loan are used to acquire a participant’s principal residence, the maximum repayment period may be as much as 25 years. Loans are secured by the balances in the participant’s accounts. The interest rate charged on loans is set by the Sprint Nextel Employee Benefits Committee. As of December 31, 2005 outstanding loans were being charged interest rates between 4.0% and 9.5%.

Dividends

Dividends earned on shares held in the Company Stock account are reinvested quarterly into the Company Stock fund, unless the participant elects to receive the dividends in cash, which is distributed annually.

Participant Accounts

A separate account is maintained for each participant in the Plan. Each participant’s account is adjusted for (a) Company contributions on behalf of the participant, (b) the participant’s contributions to the Plan, including rollover contributions, (c) the participant’s share of any investment income or loss, (d) withdrawals, (e) loans, and (f) forfeitures of Company contributions due to the participant’s withdrawal.

Administration and Plan Expenses

The Plan is administered by the Sprint Nextel Employee Benefits Committee. Administrative and investment expenses are expenses of the Plan and, except to the extent paid by the Company, are paid out of the trust. Certain administrative charges for review of domestic relations orders are borne by the participant submitting the domestic relations order.

The Employee Benefits Committee is the named fiduciary of the Plan and has responsibility for the administrative and financial activities of the Plan.

Termination

The Plan may be terminated at any time. Should the Plan terminate, the accounts of all participants will become non-forfeitable as of the date of termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies of the Plan:

Valuation of Investments

Investments of the Plan are valued at fair value. The fair value of Sprint Nextel common stock is based on the value of the last reported sale in the active market in which the stock is traded on the last business day of the year. Equity mutual funds and bond mutual funds are valued at the redemption price on the last business day of the year. The fair value of the short term investments is estimated at cost plus accrued interest. Loans to participants are valued at their principal balance.

SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

Interest and Dividend Income

Dividend income is recorded on the ex-dividend date. Investment income is recorded as earned on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from these estimates.

Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated June 12, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Withdrawals

Withdrawals are recorded at the fair value of the assets on the date of distribution.

3. INVESTMENTS

The Plan’s investments are held by the Fidelity Management Trust Company of Boston, Massachusetts, as trustee. The following table presents the Plan investments that represent 5% or more of the Plan’s net assets available for benefits.

	As of December 31:
	2005	2004
	(Thousands of Dollars)
Investments at Fair Value as Determined by Quoted Market Price:

Sprint Nextel Corporation: Company Stock Fund	$112,677	$161,084
Fidelity Magellan Fund, Inc.	62,627	63,214
Fidelity Equity Income Fund, Inc.	19,236	18,587
PIMCO Separately Managed I Account	32,201	33,413

SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

During 2005, 2004 and 2003, the Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) in value as follows:

	For the Year Ended December 31:
	2005	2004	2003
	(Thousands of Dollars)
Net Realized and Unrealized Appreciation (Depreciation) in Value

Common stock:
Sprint Nextel Corporation: Company Stock Fund	$(34,290)	$66,725	$—
Sprint Nextel Corporation: FON Stock Fund	—	—	8,023
Sprint Nextel Corporation: PCS Stock Fund	—	—	6,364

Equity funds	2,437	5,821	17,385
Bond mutual funds	593	1,087	1,143
Equity index funds	129	257	385
Other investments	172	191	153

Total Appreciation (Depreciation)	$(30,959)	$74,081	$33,453

4. NON-PARTICIPANT-DIRECTED INVESTMENTS

The Company Stock Fund (formerly the FON Stock Fund and PCS Stock Fund) includes both participant-directed and non- participant-directed amounts. Information regarding the changes in net assets relating to this fund is as follows:

	For the Year Ended December 31:
	2005	2004	2003
	(Thousands of Dollars)
Investment Income:
Interest on loans	$174	$162	$196
Dividends and investment interest	1,829	2,870	1,914
Net appreciation (depreciation) in the fair value of investments	(34,290)	66,725	14,387

Net investment income (loss)	(32,287)	69,757	16,497

Contributions—employer	3,721	4,706	6,728
Contributions—participant	2,941	3,326	3,562
Administrative fees	(2)	(1)	(1)
Benefits paid to participants (withdrawals)	(15,446)	(9,017)	(4,759)
Inter-plan fund transfers (net)	(76)	(371)	38
Intra-plan fund transfers (net)	(6,972)	(2,920)	(1,430)

Net increase (decrease)	(48,121)	65,480	20,635

Net Assets Available for Benefits:
Beginning of year	161,074	95,594	74,959

End of year	$112,953	$161,074	$95,594

SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

Of the above net assets, the net assets of the non-participant-directed investments is as follows:

	As of December 31:
	2005	2004	2003
	(Thousands of Dollars)
Net Assets:
Sprint Nextel Corporation:
Company Stock Fund	$89,329	$102,610	$—
FON Stock Fund	—	—	52,258
PCS Stock Fund	—	—	11,713

5. RELATED PARTY TRANSACTIONS

Company contributions are made directly to the Company Stock Fund and prior to April 24, 2004 were made to both the FON and PCS Stock Funds. Participants also may elect to direct a percentage of their contribution to the Company Stock Fund. Combined contributions to the Company Stock Fund approximated $7 million in 2005 and $8 million in 2004. In 2003 combined contributions approximated $6 million and $4 million to the FON and PCS stock funds, respectively.

6. LEGAL PROCEEDINGS

In 2003, certain participants in the Plan and in the Sprint Retirement Savings Plan and in the Centel Retirement Savings Plan for Bargaining unit Employees filed suit in the U. S. District Court for the District of Kansas against Sprint Nextel, the committees that administer these plans, the plan trustee, and various current and former officers and directors of Sprint Nextel. The consolidated lawsuit alleges that defendants breached their fiduciary duties to the plans and violated ERISA by making the matching contributions in Sprint Nextel common stock and by including Sprint Nextel common stock among the investment options offered to plan participants. The lawsuit seeks to recover any decline in the value of the FON and PCS tracking stocks during the class period. A settlement agreement has been filed with the court and is subject to final court approval. The settlement calls for certain changes to be made to the plans, the vesting of certain amounts of Sprint Nextel common stock in the accounts of certain former employees and the distribution of $4 million in cash to former employees who no longer have accounts in the plans.

7. SUBSEQUENT EVENTS

•	Effective January 1, 2006, the Plan was amended to provide that no additional purchases (other than the reinvestment of dividends or as required by collective bargaining agreements) were permitted in the Company Stock Fund.

•	Effective May 17, 2006, Sprint Nextel spun-off to its shareholders its wholly-owned subsidiary, Embarq Corporation, which operates the assets comprised of Sprint Nextel’s local telecommunications business prior to the spin-off. In conjunction with this spin-off, the Plan sponsor changed from Sprint Nextel to Embarq Corporation and the Plan name changed to Embarq Retirement Savings Plan for Bargaining Unit Employees.

•	Effective May 17, 2006, the Plan was amended (subject to respective collective bargaining agreements) to permit participants to fully diversify their Company matching contributions regardless of when the contributions were made or the participant’s age.

SUPPLEMENTAL SCHEDULE

SPRINT RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

EIN: 48-0457967

Plan #005

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issue	Cost	Current Value
	(Thousands of Dollars)
Common stock:
Sprint Nextel Corporation: Company Stock Fund **	$133,018	$112,677

Equity Funds:
Fidelity Magellan Fund, Inc. **	56,662	62,627
Fidelity Equity Income Fund, Inc. **	16,976	19,236
Fidelity OTC Portfolio Fund, Inc. **	3,454	3,282
Fidelity Overseas Fund, Inc. **	2,100	2,529
Fidelity Dividend Growth Fund, Inc. **	3,655	3,845
Capital Guardian International Equity Fund	284	349
Capital Guardian Emerging Market Equity Fund	1,005	1,182
Jennison Associates LLC Separately Managed Account	398	466
Harris Associates, L.P. Separately Managed Account	531	550
Wall Street Associates Separately Managed Account	298	350
American Century Equity Income Fund	1,401	1,408
DFA U.S. Small-Cap Value Portfolio	3,253	3,471
GMO Global Equity Allocation	487	596
Harbor Midcap Growth I	1,140	1,235

Total Equity Mutual Funds	91,644	101,126

Equity Index Funds:
NTGI S&P 500 Equity Index Fund	1,438	1,741
NTGI Russell 2000 Index Fund	556	657
NTGI EAFE Index Fund	190	234

Total US Stock Index Funds	2,184	2,632

Bond Mutual Funds:
PIMCO High Yield Fund	660	661
PIMCO Foreign Bond Fund	233	230
GMO Emerging Country Debt Share Fund	2,546	2,369
PIMCO Separately Managed I Account	28,127	32,201
PIMCO Separately Managed B Account	2,896	3,373

Total Bond Mutual Funds	34,462	38,834

Short-Term Investments:
NTGI Short-term	$3,085	$3,085
Fidelity Retirement Market Account **	16	16

Total Short-Term Investments	3,101	3,101

Other Investments:
Conservative Growth Portfolio	376	415
Moderate Growth Portfolio	533	587
Balanced Growth Portfolio	1,665	1,785
High Growth Portfolio	621	736
Aggressive Growth Portfolio	386	450

Total Other Investments	3,581	3,973

Participant Loans **	12,238	12,238

Total Investments	$280,228	$274,581

**	Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Sprint Retirement Savings Plan for Bargaining Unit Employees

	By:	/S/ ELLEN PETROCCI
Date: June 26, 2006		Ellen Petrocci Employee Benefits Committee

EXHIBIT INDEX

Exhibit Number
23-(a)	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23-(b)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm